

News Release
B2Gold Publishes Inaugural Climate Strategy Report and Water Risk Statement

Vancouver, BC, April 5, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that it has published the Company's inaugural Climate Strategy Report (the "Report") and its Water Risk Statement (the "Statement"), both of which are available to view or download on B2Gold's website at www.b2gold.com.

B2Gold recognizes that climate change is a critical global challenge and understands that it must act accordingly. B2Gold is fully dedicated to providing its stakeholders with the necessary information to make informed decisions regarding its climate risks and opportunities, and the Company's management and performance relating to these risks. Accordingly, the Company has completed this Report describing its progress against implementation of the recommendations of the Task Force on Climate-related Financial Disclosures.

In addition, B2Gold acknowledges that access to clean and reliable water supplies is fundamental to the success of its operations and the wellbeing of its stakeholders, and the Company recognizes the need to use water efficiently, protect water resources, and collaborate with stakeholders to effectively manage this shared resource. The Statement outlines the Company's approach to identifying and managing the water risks at each of its operations.

Climate Strategy Report Highlights

- The Report outlines B2Gold's climate risk management strategy, governance, risk management approach and prioritized risks, and performance data.
- B2Gold's updated Climate Strategy includes assessing and mitigating our physical and transitional climate-related risks, assessing and reducing our carbon footprint, setting emissions reduction targets, and keeping our stakeholders informed of our performance. B2Gold has developed a set of actions to achieve this Climate Strategy.
- B2Gold developed climate scenarios in 2021, utilizing the Network for Greening the Financial System scenario outputs, including both physical- and transition-related variables, and exploring 2030 and 2050 timescales. In 2022, the Company will take the outputs from the scenario analysis and further evaluate the potential financial and other material implications for B2Gold.
- Other significant milestones in 2021 include:

  o B2Gold formed a corporate Climate Risk Management Committee to update and execute its Climate Strategy;

- o Each of B2Gold's operations appointed Climate Champions to communicate and lead the implementation of operations-related requirements of its Climate Strategy;
- o The Fekola Mine solar plant reached full production capacity in July 2021, and generated 47.2 GWh or electricity, reducing heavy fuel oil (HFO) consumption by 10 million litres and eliminating 31,500 tonnes of carbon dioxide equivalent emissions; and
- o B2Gold increased substantially the proportion of its total electricity consumption from renewable sources, from 2.2% in 2020 to 9.4% in 2021.

Full details are outlined in the Report, which is available to view or download at www.b2gold.com.

Water Risk Statement Highlights:

- B2Gold is implementing its water management approach over three phases: (1) completion of a formal Water Risk Assessment; (2) development of a Global Water Strategy, based on the results of the Water Risk Assessment; and, (3) development and implementation of site-specific Water Action Plans to understand and mitigate key water risks.
- The Statement presents the results of a formal Water Risk Assessment of B2Gold's operations conducted in 2021. The Water Risk Assessment is aligned with International Council on Mining and Metal's Water Stewardship Framework, which is based on a watershed approach to water management.
- In 2022, as the Company formalizes its updated Global Water Strategy, it will develop and implement treatment actions for its identified water risks through site-specific water strategies.

Full details are outlined in the Statement, which is available to view or download at www.b2gold.com.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippine and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather

conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.